UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CANNAE HOLDINGS, INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Cannae Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13765N107

(CUSIP Number of Cannae Common Stock)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

1701 Village Center Circle

Las Vegas, NV 89134

(702) 323-7330

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by Cannae Holdings, Inc., a Delaware corporation (“Cannae” or the “Company”), on March 1, 2024, in connection with the Company’s offer to purchase up to $200 million in value of shares of its common stock, par value $0.0001 per share (the “Shares”), at a price not greater than $23.75 nor less than $20.75 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, dated March 1, 2024, and the related Letter of Transmittal.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

On April 2, 2024, Cannae issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 Midnight, New York City time, at the end of the day on April 1, 2024. A copy of such press release is filed as Exhibit (a)(5)(v) to this Amendment No. 1 and is incorporated herein by reference.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(v)	Press Release, dated April 2, 2024.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CANNAE HOLDINGS, INC.

By:	/s/ Michael Gravelle
Name: Michael Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary

Dated: April 2, 2024

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated March 1, 2024.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement, dated March 1, 2024.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Letter to Shareholders, issued on February 21, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C, as filed with the SEC on February 21, 2024).

(a)(5)(ii)	Transcript of Cannae Holdings, Inc. Q4 Earnings Call held on February 21, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C, as filed with the SEC on February 22, 2024).

(a)(5)(iii)	Annual Report on Form 10-K of Cannae Holdings, Inc. for the year ended December 31, 2023, filed on February 29, 2024 (incorporated by reference to such filing).

(a)(5)(iv)	Press Release, dated March 1, 2024.*

(a)(5)(v)	Press Release, dated April 2, 2024.**

(d)(i)	Cannae Holdings, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed November 21, 2017).

(d)(ii)	Form of Notice of Restricted Stock Award Agreement dated as of November 11, 2021 (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed February 25, 2022).

(d)(iii)	Form of Notice of Restricted Stock Award Agreement dated as of March 15, 2023 (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 29, 2024).

(d)(iv)	Incentive-Based Compensation Recovery Policy, with an effective date of October 3, 2023 (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 29, 2024).

(d)(v)	Employment Agreement, dated February 28, 2024, by and between Cannae Holdings, Inc. and William P. Foley, II (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 29, 2024).

(d)(vi)	Restricted Stock Unit Grant Agreement dated as of February 26, 2024, by and between Cannae Holdings, Inc. and William P. Foley, II (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 29, 2024).

(d)(vii)	Employment Agreement, dated February 28, 2024, by and between Cannae Holdings, Inc. and Ryan R. Caswell (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 29, 2024).

(d)(viii)	Restricted Stock Unit Grant Agreement dated as of February 26, 2024, by and between Cannae Holdings, Inc. and Ryan R. Caswell (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 29, 2024).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Previously filed.
**	Filed herewith.